AW 1 WITHDRAWAL Pre-EFFECTIVE REGISTRATION

DANIELS CORPORATE ADVISORY COMPANY, INC.
Parker Towers, 104-60, Queens Boulevard
12th Floor
Forest Hills, New York 11375
Telephone (347) 242-3148
June 19, 2014.
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Registration Statement on Form S-1 F iled on June 3, Commission File No. 333- 196485

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Daniels Corporate Advisory Company, Inc. (the “Registrant”) hereby requests the withdrawal of Registration Statement on Form S-1 filed on June 3, 2014, Commission File No. 333-196485 (the “Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on June 5 201 4 , that the Registrant has a current registration statement on Form S-1, File NO. 333-193981 filed on February 18, 2014 and to declare it's intend to issue shares under this Registration Statement. The Company does indeed intend to issue shares under the February 18, 2014 Registrationg Statement.  The June 3, 2014 Registration Statement was filed in error and is being withdrawn, herewith.  The filing should have been Amendment #1 to the February 18, 2014 Registration Statement; and the correct filing is being filed today, June 17, 2014.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by Daniels Corporate Advisory Company, Inc.

Please email a copy of the written order to us, attention Mr. Arthur D. Viola at onewallstreetn@aol.com, and fax or  email a copy of the written order to the attention of our counsel, James Deolden, Esq. The Law Offices of James Deolden at (949) 433-3362 and email jddesq@netzero.com

If you have any questions with respect to this matter, please call Mr. Viola  at (347) 242 - 3148 . Thank you for your assistance in this matter.

Very truly yours,
/s/Arthur D. Viola Arthur D. Viola, Chief Executive Officer